Exhibit 99.48

LINEAR GOLD CORP

Linear Gold identifies additional gold-copper-silver mineralization at Caracol Discovery, Ixhuatan Project, Mexico

April 18, 2006 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to announce that it has identified additional gold-copper-silver mineralization to the east and south from the original discovery drill holes. The new results from Hole IXNA-06 with highlights are as follows:

•

1.9 grams per tonne gold, 28.6 grams per tonne silver, and 1.1% copper over 19.4 metres

•

including 3.8 grams per tonne gold, 48.4 grams per tonne silver and 2.0% copper over 7.9 metres

Also, a new zone of strong gold-silver-copper mineralization has been located 325 metres to the southeast of the discovery drill-holes. Six out of nine surface rock samples contain values ranging from 0.9 to 46.1 grams per tonne gold, 10.1 to 119 grams per tonne silver, and 1.2 to 4.0% copper.

The results of Holes IXNA05-IXNA07 are summarized below:

Drill Hole	From	To	Interval * (Metres)	Grams per tonne Gold	Grams per tonne Silver	Copper Percent	Comment
IXNA-05	231.0	232.6	1.6	1.7	0.5	0.0	Bottom of Hole
IXNA-06	20.5	39.9	19.4	1.9	28.6	1.1
Including	32.0	39.9	7.9	3.8	48.4	2.0	skarn
IXNA-07	32.9	40.0	7.1	1.0	12.8	1.0	skarn

*

Note: The true widths of the intersections have not yet been determined; widths in table are based on core lengths

Hole IXNA-05 was collared from the previous drill pad of IXNA-02b at an azimuth of 300 degrees and an inclination -65 degrees to test the northern strike-extent of the main mineralised skarn zone. The hole encountered mostly recrystallized limestone interlayered with porphyritic diorite but the final interval contained 1.7 grams per tonne gold associated with a weakly-developed garnet skarn.

Hole IXNA-06 was located on previous drill pad IXNA-01. This hole was drilled at 90 degrees azimuth with an inclination of -85 degrees to test the eastern extension of the main skarn zone. The hole intersected an intrusive-skarn contact zone which assayed 1.9 grams per tonne gold, 28.6 grams per tonne silver and 1.1% copper over 19.4 metres (from 20.5 to 39.9 metres). Within this interval, a stronger skarn zone assayed 3.8 grams per tonne gold, 48.4 grams per tonne silver, and 2.0% copper over 7.9 metres (from 32.0 to 39.9 metres). These results indicate higher grades in the upper skarn zone those that encountered in Holes IXNA-01 and IXNA-04.

Hole IXNA-07 was drilled 90 metres to the south of Hole IXNA-06 at an azimuth of 275 degrees and an inclination of -65 degrees. The hole intersected a shallow skarn zone that assayed 1.0 grams per tonne gold, 12.8 grams per tonne silver, and 1.0% copper over 7.1 metres (from 32.9 to 40.0 metres). The hole demonstrates the continuity of shallow skarn mineralization to the south along strike of the main system.

Surface-sampling in the SE part of the main Caracol Grid, around a high-grade soil anomaly (3.6 grams per tonne gold) situated 325 metres to the SE of discovery drill-hole IXNA-01, has identified a new zone of mineralization. Six of nine samples collected from the area surrounding the soil sample assayed from 0.9 to 46.1 grams per tonne gold, 10.1 to 119 grams per tonne silver, and 1.2 to 4.0% copper. The relationship of this new zone to the discovery zone is unknown at this time. A drill hole is presently in progress to test this new zone. In addition, the main Caracol soil grid has been expanded to the south and to the east.

This press release has been prepared under the supervision of Mr. Bill Bond P.Geo., who serves as the qualified person for this project under National Instrument 43-101. A map of the project showing the location of all drill holes is available at the company’s website www.lineargoldcorp.com.

All samples were submitted to ALS-Chemex Labs in Guadalajara, Mexico with gold analyzed by 50g charge digestion Fire Assay – AA finish with samples greater that 10 grams per tonne analyzed by Fire Assay – gravimetric finish. Other metals were analyzed by aqua regia digestion with ICP finish.

Linear Gold Corp. is actively exploring for gold and base metals in Mexico, and through joint ventures in Canada and the Dominican Republic.

For further information please contact Terry Christopher, Manager, Investor Relations at 1-902-422-1421.

/s/ Wade K. Dawe

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

        Nick Fuller or Samantha Fletcher

        Fuller Fletcher & Associates Ltd

        Tel:  +44 207 256 5204

        Fax: +44 207 256 5678

2000 Barrington Street ♦ Suite 502 ♦ Halifax, Nova Scotia ♦ B3J 3K1 ♦ Canada
Tel: 902 422 1421 ♦ Fax: 902 491 4281 ♦ Toll Free: 1 866 546 3272 ♦ ww.lineargoldcorp.com